UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 1702

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation Profit Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION PROFIT SHARING PLAN

By:	/s/ JAMES B. ADAMS

Date: June 27, 2003

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2002

C O N T E N T S

INDEPENDENT AUDITOR’S REPORT

Retirement Plan Administrative Committee

Fulton Financial Corporation

Profit Sharing Plan

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for plan benefits of Fulton Financial Corporation Profit Sharing Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Fulton Financial Corporation Profit Sharing Plan as of December 31, 2002 and 2001 and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SMITH ELLIOTT KEARNS & COMPANY, LLC

Hagerstown, Maryland

May 13, 2003

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2002 and 2001

	2002	2001
ASSETS
Cash	$3,097	$23,538
Investments	69,777,112	75,066,415
Participant Loans	380	7,111
Receivables:
Employer contributions	5,832,463	5,275,630
Employee contribution receivable	10,211	—

Total receivables	5,842,674	5,275,630

Total assets	75,623,263	80,372,694

Operating liabilities	—	45,466

Net assets available for plan benefits	$75,623,263	$80,327,228

The Notes to Financial Statements are an integral part of these statements.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Employer contributions	$5,832,463	$5,287,443
Employee contributions	1,744,134	1,074,692
Employee rollovers	380,630	472,524
Investment income	930,889	1,655,260
Net realized and unrealized gains and (losses) on investments	(8,117,460)	(5,717,590)

Total additions	770,656	2,772,329

Deductions:
Administrative expenses	150,609	224,921
Benefit payments and withdrawals	5,324,012	4,784,645

Total deductions	5,474,621	5,009,566

Net (Decrease) in Net Assets Available for Plan Benefits	(4,703,965)	(2,237,237)
Net Assets Available for Plan Benefits:
Beginning of year	80,327,228	82,564,465

End of year	$75,623,263	$80,327,228

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following description of the Fulton Financial Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General – The Plan is a defined contribution plan which covers substantially all eligible employees of Fulton Financial Corporation and its wholly owned subsidiaries that are not covered under the company’s defined benefit and 401(k) plans and who have either (1) completed one year of service upon attaining the age of 21; or (2) have completed three years of service. The Plan provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

B.	Contributions – Participants in the Plan are classified as either “Category A” or “Category B” participants. In general, a Category A participant is a participant who has been employed by the Corporation since before January 1, 1996. A Category B participant is generally an employee of the Corporation that is hired after December 31, 1995. Special rules apply in the case of employees who transfer to and from affiliates that do not participant in this Plan.

Employer profit sharing contributions are made to the Plan equal to a specific percentage of participants’ compensation for the year. For Category A participants, the contribution percentage is 15% of compensation; for Category B participants, the contribution percentage is 10% of compensation. In any particular year the plan sponsor has the option of determining a different contribution amount.

Employee contributions are allowed via a 401(k) feature up to a maximum dollar amount prescribed by law.

C.	Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Corporation’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures, if any, shall be used to reduce the employer contribution. In 2002 and 2001, $195,222 and $51,182, respectively, were used to reduce the employer contribution.

D.	Vesting – Participants are immediately vested in their voluntary contributions and/or rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Generally, participants become 100 percent vested after the completion of five years of credited service, reaching normal retirement age, or upon death or disability.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 1. Plan Description (continued)

E.	Payment of Benefits – Upon termination of service due to death, disability, or retirement at normal retirement age, as defined by the Plan, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The Plan also permits early retirement at age 55, with 5 or more years of service. Benefit payments are distributed as either a single lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

F.	Investment Options – As of November 1, 2001, participant directed contributions were directed from existing mutual funds into the 9 investment options described below. Participants may change their investment elections three times a quarter in 1% increments.

Goldman Sachs Financial Square Government Fund

This fund seeks to maximize current income, preserve capital and maintain liquidity. Investments are made in securities issued or guaranteed as to principal and interest by the U.S. government, its agencies, authorities and instrumentalities and repurchase agreements relating to such securities.

Retirement Fixed Income Fund

This fund seeks to provide high current income consistent with safety of capital for retirement, pension, profit sharing and other similar trust accounts which are administered by the Bank and are exempt from taxation under the Internal Revenue Code.

Vanguard 500 Index Fund

This fund seeks to track, as closely as possible, the investment performance of the S&P 500 Index by investing in each of the Index’s 500 stocks according to each stock’s weighting in the Index.

Retirement Common Stock Fund

This fund seeks to provide long-term growth of capital and current income with emphasis on protection of principal during market declines. Established for retirement, pension, profit sharing and other similar trust accounts which are administered by the Bank and are exempt from taxation under the Internal Revenue Code.

JP Morgan Institutional U.S. Equity Fund

This equity fund seeks high total return. The Fund invests primarily in large- and medium-capitalization U.S. companies. Industry by industry, the fund’s weighting is similar to those of the Standard & Poor’s 500 Stock Index (S&P 500).

Fidelity Advisor Mid Cap Fund

This fund seeks long-term capital appreciation by investing primarily in companies that fall within the range of the S&P MidCap 400 Index.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 1. Plan Description (continued)

Fidelity Advisor Value Strategies Fund

This fund seeks capital appreciation and normally invests the funds assets primarily in common stocks. Fund management focuses on securities of companies that it believes are undervalued. Although the fund focuses on securities issued by medium-sized companies, it may also make substantial investments in securities issued by larger or smaller companies. The fund may invest in securities of foreign issuers in addition to securities of domestic issuers.

Goldman Sachs International Equity Fund

This fund seeks long-term capital appreciation by investing in equity securities of companies organized outside the U.S. or principally traded outside the U.S.

Fulton Financial Corporation Common Stock Fund

This fund provides employees with the opportunity to invest in Fulton Financial Corporation’s common stock.

G.	Administration – The Corporation may pay all or part of the administrative expenses of the Plan. Any expenses not paid by the Corporation shall be paid out of Plan assets.

The Plan’s assets are invested by Fulton Financial Advisors, as trustee. Fulton Financial Advisors is a wholly-owned subsidiary of Fulton Financial Corporation. The Plan’s assets are held by Chase Manhattan Bank, as custodian.

H.	Termination Provisions – In the event of termination of the Plan, the accounts of all participants shall become fully vested and the trustee (Fulton Financial Advisors) may continue to administer the trust fund and pay account balances in accordance with the Plan or distribute the net assets remaining in the trust fund to members in proportion to their respective account balances.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on an accrual basis. Interest and dividend income is recognized when earned, and benefits are recognized when paid. Contributions are accrued as earned by the Plan

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings, expenses and benefit payments during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Investments are stated at aggregate market value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities for which no sales were reported on that date are valued at the average of last reported bid and ask price. U.S. Treasury Bills are carried at cost and the related accretion of discounts is reflected as accrued interest receivable. The Plan’s investments in common stock funds are valued at the aggregate of the quoted market prices of the underlying securities.

Purchases and sales of securities are reflected on a trade-date basis. The unrealized difference in market value from one year to the next and realized gains and losses are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Note 3. Investments

Investments that represent five percent or more of the Plan’s net assets available for plan benefits at the beginning of year are identified below:

	December 31, 2002
	Shares	Fair Value
Goldman Sachs Financial Square Government Fund	11,242,630	$11,242,630
*Retirement Fixed Income Fund	861,400	14,256,172
Vanguard 500 Index Fund	85,866	6,968,057
*Retirement Common Stock Fund	126,467	8,909,605
Fidelity Advisor Mid Cap Institutional Fund	270,358	4,252,728
Fidelity Advisor Value Strategies Fund	219,128	4,347,498
*Fulton Financial Corporation Common Stock Fund	896,948	15,840,102

	December 31, 2001
	Shares	Fair Value
Goldman Sachs Financial Square Government Fund	12,806,029	$12,806,029
*Retirement Fixed Income Fund	810,047	12,677,241
Vanguard 500 Index Fund	83,216	8,811,766
*Retirement Common Stock Fund	131,832	11,855,675
Fidelity Advisor Mid Cap Institutional Fund	234,341	4,518,096
Fidelity Advisor Value Strategies Fund	201,985	5,421,275
*Fulton Financial Corporation Common Stock Fund	629,560	13,743,295

*	Represents a party-in-interest

NOTES TO FINANCIAL STATEMENTS (continued)

Note 3. Investments (continued)

During 2002 and 2001, the Plan investments appreciated (depreciated), including realized gains and losses on sales of assets, in value by ($8,117,460) and ($5,717,590), respectively, as follows:

	2002	2001
Mutual Funds	$(6,226,463)	$(6,195,071)
Common Trust Funds	(1,887,918)	628,481
Fulton Financial Common Stock Fund	(3,079)	(151,000)

Net appreciation (depreciation) in fair value	$(8,117,460)	$(5,717,590)

Note  4. Transactions With Parties-in-Interest

During 2002 and 2001, respectively, the Plan purchased 154,011 and 60,706 shares of Fulton Financial Corporation common stock at a total cost of $3,211,310 and $1,304,838. During 2002, the Plan sold 47,629 shares of Fulton Financial Corporation common stock with an original cost or $559,914 at a price of $924,341. During 2001, the Plan sold 259,158 shares of Fulton Financial Corporation common stock with an original cost of $3,255,908 at a price of $5,589,757.

Note 5. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by a letter dated August 12, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Note 7. Obligations Due Terminated Participants

Separated participants’ vested interests as of December 31, 2002 and 2001 were $16,124,060 and $10,400,203, respectively.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500.

	Years Ended December 31
	2002	2001
Distributions to participants per the financial statements	$5,324,012	$4,784,645
Add: Amounts pending for distribution to participants
– End of year	—	—
– Beginning of year	—	(163,016)

Distributions to participants per the Form 5500	$5,324,012	$4,621,629

The following is a reconciliation of investments listed on the financial statements to categories of investments used on the Form 5500 as of December 31:

	2002	2001
Financial Statement Presentation
Investments	$69,777,112	$75,066,415

Form 5500
Value of interest in common/collective trusts	$23,165,777	$24,532,916
Value of interest in registered investment companies (e.g., mutual funds)	30,771,233	36,788,218
Employer securities	15,840,102	13,743,295
Loans	0	1,985
Rounding	0	1

Total Investments	$69,777,112	$75,066,415

NOTES TO FINANCIAL STATEMENTS (continued)

Note 8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of investment income and net realized and unrealized gains (losses) listed on the financial statements to categories of income used on the Form 5500 for the years ended December 31:

	2002	2001
Financial Statement Presentation
Investment income	$930,889	$1,655,260
Net realized and unrealized gains (losses)	(8,117,460)	(5,717,590)

Total	$(7,186,571)	$(4,062,330)

Form 5500
Interest income	$492	$836,175
Dividend income	482,033	455,409
Net gain on sale of assets	364,428	(116,650)
Unrealized depreciation of assets	(359,786)	(19,723)
Net investment gain (loss) from common trusts	(1,887,918)	901,884
Net loss from registered investment company	(5,785,820)	(6,121,606)
Other income	—	2,181

Total	$(7,186,571)	$(4,062,330)

FULTON FINANCIAL CORPORATION PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

Description of Investment	Shares	Market Value
Goldman Sachs Financial Square Government Fund	11,242,630	$11,242,630
*Retirement Fixed Income Fund	861,400	14,256,172
Vanguard 500 Index 500 Fund	85,866	6,968,057
*Retirement Common Stock Fund	126,467	8,909,605
JP Morgan Institutional U.S. Equity Fund	388,597	2,957,221
Fidelity Advisor Mid Cap Fund	270,358	4,252,728
Fidelity Advisor Value Strategies Fund	219,128	4,347,498
Goldman Sachs International Equity Fund	82,086	1,002,265
*Fulton Financial Corporation Common Stock Fund	896,948	15,840,102
Goldman Sachs Financial Square Prime Obligation
Money Market Fund	834	834

Total Investments		$69,777,112

*	Represents a party-in interest

FULTON FINANCIAL CORPORATION PROFIT SHARING PLAN

EIN: 23-2195389 PLAN NO.: 001

Schedule H, Part IV, item 4i

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

a. c.		e.
Description of Investment	Shares	Market Value
Goldman Sachs Financial Square Government Fund	11,242,630	$11,242,630
*Retirement Fixed Income Fund	861,400	14,256,172
Vanguard 500 Index 500 Fund	85,866	6,968,057
*Retirement Common Stock Fund	126,467	8,909,605
JP Morgan Institutional U.S. Equity Fund	388,597	2,957,221
Fidelity Advisor Mid Cap Fund	270,358	4,252,728
Fidelity Advisor Value Strategies Fund	219,128	4,347,498
Goldman Sachs International Equity Fund	82,086	1,002,265
*Fulton Financial Corporation Common Stock Fund	896,948	15,840,102
Goldman Sachs Financial Square Prime Obligation Money Market Fund	834	834

Total Investments		$69,777,112

*	Represents a party-in interest

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23	Consent of Independent Auditors
99.1	Sarbanes Oxley Certification